American CareSource Holdings, Inc.

1170 Peachtree Street, Suite 2350

Atlanta, GA 30309

November 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ron Alper

Re:	Withdrawal of Request for Acceleration of Effectiveness

American CareSource Holdings, Inc.

Registration Statement on Form S-1

File Number 333-201947

Mr. Alper:

As a follow-up to your telephone conversation with our outside counsel, Noah B. Kressler, Esq., American CareSource Holdings, Inc. (the “Company”) hereby respectfully withdraws its request for the acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-201947 (the “Registration Statement”) to November 10, 2015 at 5:00pm ET, previously delivered to you on November 6, 2015. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact Noah Kressler at (504) 566-5207 of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, if you have any questions concerning this request and to confirm that our request for withdrawal has been accepted by the Securities and Exchange Commission.

Very truly yours,

American CareSource Holdings, Inc.

By:	/s/ Adam S. Winger
Name: Title:	Adam S. Winger Interim Chief Financial Officer, Vice President of Acquisitions, Secretary and General Counsel